Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements on Form S-8 (File No. 333-287365, No. 333-224641, No. 333-190121, No. 333-148915, No. 333-48174), of our reports dated March 10, 2026, on the consolidated financial statements of Denison Mines Corp (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flow for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in Exhibit 99.1 to the Form 6-K of the Entity dated March 11, 2026.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 11, 2026

Toronto, Canada